Exhibit 99.1

Additive Manufacturing Pioneer Avi Reichental to Lead Nano Dimension as Co-Chairman

NESS ZIONA, Israel – November 27, 2017 – Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that additive manufacturing pioneer Avi Reichental has accepted the company’s board of directors’ invitation to lead the company as co-chairman together with its current chairman, Mr. Itzhak Shrem. The co-chairmanship is pending the approval of an amendment to the company’s articles of association by the company’s shareholders.

Reichental served as president, chief executive officer and director at 3D Systems (NYSE: DDD) for more than a decade. Under his leadership, 3D Systems emerged as a formidable global 3D-printing and additive manufacturing leader. Mr. Reichental currently serves as general partner at OurCrowd First, Israel’s most active early-stage venture fund, focused on seeding and scaling high-tech companies. Additionally, Mr. Reichental is the founder, chairman, and chief executive officer of XponentialWorks, a venture investment and advisory firm focusing on early and mature stage companies in connected mobility, 3D printing, robotics and deep-learning.

Itzhak Shrem, chairman of Nano Dimension, stated: “We are delighted that Avi Reichental accepted our invitation to co-lead the Nano Dimension board and look forward to working with him in his capacity as co-chairman. As we firmly transition into full commercial activities with first customer orders for our DragonFly 2020 Pro, I am confident that Avi’s deep industry knowledge and extensive leadership experience, will enhance our strategic direction, strengthen our go-to-market plans and bolster our purpose to disrupt and reshape how electronics are designed and made.”

Mr. Reichental, stated, “I am honored to be invited to serve as co-chairman of Nano-Dimension, the first and only company to deliver industrial strength 3D printed circuit boards and electrified geometries to the market convincingly. I look forward to working closely with the entire leadership team so that together we can electrify additive manufacturing for the benefit of small and large businesses alike.”

About Nano Dimension Ltd.

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, reshaping, and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that Mr. Reichental’s appointment as co-chairman will enhance its strategic direction, strengthen its go-to-market plans and bolster its purpose to disrupt and reshape how electronics are designed and made. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com